Exhibit 1.4

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities of Lundin Mining Corporation. The Offer (as defined below) is being made solely by the Offer to Purchase and Circular (as defined below) and any amendments, supplements or modifications thereto, and is being made to all holders of Common Shares (as defined below). The Offer is not being made to, nor will deposits be accepted from or on behalf of, shareholders residing in any jurisdiction in which making or accepting the Offer would violate that jurisdiction’s laws or any administrative or judicial action pursuant thereto.

NOTICE OF OFFER TO PURCHASE

all of the outstanding Common Shares of

Lundin Mining Corporation

for consideration per Common Share of, at the election of each holder,

$8.10 in cash (the “Cash Alternative”) or

1.2903 Equinox common shares and $0.01 in cash (the “Share Alternative”),

subject, in each case, to pro-ration as set out in the Offer to Purchase

Equinox Minerals Limited (the “Offeror” or “Equinox”) hereby offers (the “Offer”) to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding Common Shares (the “Common Shares”) of Lundin Mining Corporation (“Lundin”), which includes Common Shares that may become issued and outstanding after the date of the Offer but before the expiry time of the Offer upon the exercise of options issued under Lundin’s Incentive Stock Option Plan (the “Options”) or stock appreciation rights (“SARs”). The Offer, which is subject to certain terms and conditions, is set forth in the offer to purchase and related take-over bid circular dated March 7, 2011 (the “Offer to Purchase and Circular”) and the letter of transmittal and the notice of guaranteed delivery accompanying the Offer to Purchase and Circular (collectively, the “Offer Documents”), copies of which are being filed with the securities regulatory authorities in Canada. Copies of the Offer Documents will be available at www.sedar.com.

Each holder of Common Shares (a “Shareholder”) may elect to receive either the Cash Alternative or the Share Alternative in respect of all of the Shareholder’s Common Shares deposited under the Offer. The total amount of cash available under the Offer is limited to $2,378,973,645 and the total number of common shares of the Offeror (the “Offeror Shares”) available for issuance under the Offer is limited to 379,402,241 Offeror Shares (based on the number of Common Shares outstanding and the number of Common Shares issuable pursuant to outstanding Options as of February 23, 2011 and outstanding SARs as of December 31, 2010, as disclosed by Lundin). Assuming full pro-ration, the Offer represents $4.05 in cash plus 0.6459 Offeror Shares for each Common Share.

The Offer is open for acceptance until 6:00 p.m. (Toronto time) on April 14, 2011 (the “Expiry Time”), unless the Offer is extended or withdrawn.

The Offer is conditional on, among other things (i) there having been validly deposited under the Offer and not withdrawn at the Expiry Time that number of Common Shares which, together with the Common Shares held by the Offeror and its affiliates (if any), represents not less than 66 2/3% of the Common Shares outstanding (calculated on a fully-diluted basis), (ii) the arrangement agreement between Lundin and Inmet Mining Corporation having been lawfully terminated in accordance with its terms in effect as of the date hereof; (iii) the approval of a majority of the votes cast by holders of Offeror Shares at a duly called meeting of such holders, of the issuance of the Offeror Shares in connection with the Offer having been obtained; and (iv) the Offeror having determined that there shall not exist and shall not have occurred, and that the Offer if completed, will not be reasonably likely to cause or result in, a Material Adverse Effect (as defined in the Offer to Purchase and Circular). These and the other conditions of the Offer are fully described in the Offer to Purchase and Circular. Subject to applicable laws, the Offeror reserves the right to withdraw or extend the Offer and to not take up and pay for any Common Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived at or prior to the Expiry Time.

The Offeror’s obligation to purchase the Common Shares deposited to the Offer is not subject to any financing condition.

The Offeror Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “EQN”, and trade as CHESS Depository Interests (“CDIs”) on the Australian Securities Exchange under the symbol “EQN”. The Offeror Shares and CDIs can be converted each into the other on a one-to-one basis. The Common Shares are listed on the TSX under the symbol “LUN”. Lundin also maintains a listing of Swedish depository receipts representing Common Shares on the NASDAQ OMX Stockholm in Stockholm, Sweden under the symbol “LUMI”.

Based on the closing price of $6.27 per Offeror Share on the TSX on February 25, 2011 (the last trading day prior to the announcement by the Offeror of its intention to make the Offer), the consideration offered under the Offer has a value of $8.10 per Common Share, representing a premium of approximately 26% over the closing price of $6.45 per Common Share on the TSX on February 25, 2011.

The Offeror is requesting the use of Lundin’s shareholder and optionholder lists and security position listings for the purpose of disseminating the Offer Documents to Shareholders and holders of Options and SARs. When that information is provided, the Offer Documents will be mailed to record holders of Common Shares, Options and SARs and furnished to brokers, dealers, bank, trust companies and similar persons whose names, or the name of whose nominees, appear on Lundin’s shareholder and optionholder lists or who are listed as participants in a security position listing for subsequent transmittal to beneficial owners.

The information contained in this advertisement is a summary only. The Offer is made solely by the Offer Documents, all of which are incorporated herein by reference. The Offer Documents contain important information that Shareholders are urged to read in their entirety before making any decision with respect to the Offer.

All references to ‘‘$’’ herein refer to Canadian dollars.

The Offer is not open to residents of Sweden (other than ‘qualified investors’ within the meaning of the Swedish Financial Instruments Trading Act), and deposits of Common Shares will not be accepted from or on behalf of residents of Sweden (other than ‘qualified investors’ within the meaning of the Swedish Financial Instruments Trading Act), unless and until such time as the Swedish Financial Supervisory Authority has approved and registered a Swedish prospectus in respect of the Offeror Shares in accordance with Chapter 2, Sections 25 and 26 of the Swedish Financial Instruments Trading Act.

Copies of the Offer Documents can be obtained without charge from Kingsdale Shareholder Services Inc. (the “Depositary and Information Agent”). Questions and requests for assistance may be directed to the Depositary and Information Agent or TD Securities Inc. (the “Dealer Manager”) at the addresses and telephone numbers set out below.

The Depositary and Information Agent for the Offer is:	The Dealer Manager for the Offer is:

Kingsdale Shareholder Services Inc.

The Exchange Tower

130 King Street West, Suite 2950 P.O. Box 156

Toronto, Ontario M5X 1E2

North American Toll Free Phone: 1-888-518-1558

Facsimile: 1-416-867-2271

Toll-Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect:

416-867-4550

E-mail: contactus@kingsdaleshareholder.com

TD Securities Inc. Telephone: (416) 308-2670